September 7, 2006

VIA EDGAR AND FED EX
US Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549
Attention: Lisa Beth Lentini

Re:	USCorp
Registration Statement on Form SB-2, Amendment 2
File No. 333-135346

Dear Mr. Dultz:

On behalf of USCorp. (the “Company”), please find electronically transmitted herewith changes to the Company’s Registration Statement on Form SB-2 in response to your comments dated August 30, 2006. This response letter has been numbered to coincide with your comment letter.

Form SB-2 Amendment 1

Comment:  1. We continue to believe that the nature and size of this offering is inconsistent with its characterization as a resale transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). In this regard, we not that as of August 11, 2006, the company had 33,806,461 shares outstanding while the registration statement would cover the resale of 116,300,000 shares. Please revise the registration statement accordingly. We may have further comment.

Response: Under Rule 415(a)(1)(i), securities may be registered for sale on a delayed or continuous basis if the registration statement pertains to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant. In that regard, we respectfully believe that the resale by Dutchess of the shares of common stock held by Dutchess are permitted to be registered for resale on a shelf basis. We have considered the question as to whether this secondary offering is really a primary offering (i.e., that the selling securityholder is actually an underwriter selling on behalf of the issuer). In this case, Dutchess is a selling securityholder not sharing any identity in interest with the Company.

Again, we wish to point out that Dutchess is not an affiliate of the Company, in that:

•	it has ability directly or indirectly to control the actions of the Company either by contract or through management or exercise of voting rights; and

•	they do not have any greater access than other shareholders to information about the Company, its operations or financial results.

Notwithstanding, in light of the Commission’s position on this matter and the Company’s urgent need to attain funds for working capital purposes and to implement its business plan, we have revised the entire Registration Statement to cover only 6,700,000 shares of common stock underlying the Equity Line, or approximately 20% of the 33,804,461 shares issued and outstanding. At a per share price of $0.065, the 6,700,000 shares represents approximately $413,725 in funds out of the $10,000,000 allowable under the Equity Line.

Comment 2. We note the revised disclosure that the company is obligated to issue and deliver shares to the selling shareholder within seven trading days of delivery of a put notice. Please disclose also the terms under which the related funds will delivered to the company.

Response: We have revised the Registration Statement to include the terms under which the related funds will be delivered to the Company. Specifically, we have included disclosure that the Company must (i) have a registration statement declared effective and remain effective for the resale of the shares; (ii) ensure that the common stock is quoted or listed on its principal market; (iii) comply with all obligations under the Investment Agreement and the Registration Rights Agreement; (iv) have no injunctions issued against it; and (v) not issue any shares in violation of shareholder approval requirements. Please see pages 4 and 42.

Comment 3. We note the revised disclosure describing the formula that will be used with respect to late payments. Please provide a meaningful example to further clarify the operation of such formula. We may have further comment.

Response: We have revised the Registration Statement to provide a meaningful example to further clarify the operation of the late payment formula as provided in the Investment Agreement. Please see pages 4 and 42.

The Company believes that they have responded to all of the Staff’s comments. If you have any questions or anything that I can do to facilitate your review, please let me know. The Company would like to go effective as soon as possible. Your anticipated cooperation is greatly appreciated.

Sincerely, \s\ Peter J. Gennuso, Esq. Peter J. Gennuso, Esq.